EXHIBIT 99.1

enCore Energy Appoints Corporate Secretary

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, May 15, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), America's Clean Energy Company™ and a uranium producer, announced today the appointment of Ms. Kristi Caplan as Corporate Secretary. Ms. Caplan brings over 20 years of experience in corporate governance, legal operations and risk management.

Ms. Kristi Caplan, Corporate Secretary

Ms. Caplan is a highly skilled legal professional with nearly 20 years of experience in corporate governance and compliance, legal operations, and risk management for multinational public and privately held companies in the critical infrastructure and mission critical sectors.

She brings subject matter expertise in overseeing and streamlining corporate governance processes and practices, ensuring statutory and regulatory compliance across jurisdictions, reducing risk, and developing clear communication channels tailored across governing boards, committees, and leadership teams.  She has extensive experience in domestic and international commercial business and financial transactions and contract management and negotiation skills.

Ms. Caplan most recently was the Senior Corporate Paralegal and Assistant Corporate Secretary at Critical Project Services, Integra Mission Critical, and Omni-Threat Structures group of companies possessing a critical role as legal department lead of the shared services division. She was responsible for the global entity management ("GEM") of 50+ legal entities across 100 jurisdictions, developed best practice and risk controls and procedures surrounding upwards of $4 Billion in commercial contracts.  Ms. Caplan served as a member of their Business Continuity, ISMS, and 401K Committees.  Ms. Caplan previously served as the Senior Corporate Paralegal, Governance and Legal Compliance for MIC Global Services, a shared services division of Macquarie Group's portfolio of infrastructure companies. She provided GEM for nearly 300 legal entities across 800+ jurisdictions and facilitated approximately $3 Billion in credit financing and $12 Billion in M&As and divestitures alongside executive and finance leadership.

Ms. Caplan holds B.A., Law and Policy from the American Jewish University and Master of Public Administration, Public Sector Management and Leadership from California State University, Northridge.

In conjunction with the appointment, the Company granted Ms. Caplan 60,000 company stock options at a price of $6.25 CDN per share; the stock options will vest 25% every 6 months starting in the 6 months following the initial award date.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central In-Situ Recovery ("ISR") Uranium Processing Plant ("CPP") in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a wellfield using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com
@enCoreEnergy_EU

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including statements regarding future or potential production at the Alta Mesa and pipeline projects, the technical merits of ISR and ion exchange process for uranium extraction and recovery, and any other statements regarding future expectations, beliefs, goals or prospects may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with the demand for uranium, adverse industry events, future legislative and regulatory developments, the ability of enCore to implement its business strategies including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations, and other risks. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Although considered reasonable by management at the time of preparation, a number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 15-MAY-24